Exhibit 99.1

Ashe IBM Integration Communication

We continue to make good progress with our integration planning with IBM.

As a reminder, IBM and Cognos continue to operate as separate, independent companies. This means that all of our discussions with IBM are for planning purposes only, and the content of these discussions must remain confidential until our plans are finalized. For now, let me share with you what I can about recent milestones in the process.

Last week, we hosted over 30 members of the IBM integration planning team in Ottawa for a three-day Pre-Close Readiness Work Session. The purpose of this session was to bring together the functional leaders at Cognos with their counterparts at IBM to establish strong one-on-one working relationships as the foundation for our integration planning going forward. Our focus for this session was on “talking and teaching”: acquainting functional counterparts, explaining key functional processes within IBM and Cognos, and creating a common understanding of the unique ways in which our two organizations operate. This was an important early step to ensure a smooth transition for both companies once the acquisition is complete.

Here are a few other details I can share at this point:

•                  As we move through this process, our intention is to provide clear, complete and actionable details of our integration plans no later than when we close the transaction. We want to ensure minimal uncertainty lingers beyond that point.

•                  Within our discussions to date, we have paid considerable attention to maintaining the “independence” of our BI and Performance Management segment within IBM. Clearly, there will be areas of integration for efficiency and leverage. But that will be balanced by the need to maintain much of our current operating model to preserve our momentum in the market.

•                  Our intention is to maintain much of our back-office and administrative support functions well into next Fall. This will minimize any unnecessary disruption for people and teams in these areas.

•                  As I speak with employees, one of the common questions I get is about how we will be able to maintain what people like about the Cognos culture within this new IBM segment, while at the same time taking advantage of the great leverage the whole of IBM offers. We are working hard on this within our planning.

•                  The date for our shareholder meeting regarding the acquisition is now set for January 14. After that date, we should be able to provide you with even more details.

Please visit http://Mycognos and Fieldsupport for the very latest answers to many of your questions, and we will also start to specify certain answers and information by country. Some processes and timelines differ between countries because of differing regulatory environments. Be sure to note the answers which apply to your specific region. We will continue to update these FAQs as we are able.

I want to thank you all for your continued focus on our business. Please continue to share your feedback and questions with me and the management team as we move forward together.

Rob

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between IBM and Cognos, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding IBM and Cognos’s future expectations, beliefs, goals or prospects constitute forward-looking statements made within the meaning of Section 21E of the Securities Exchange Act of 1934 and forward-looking information within the meaning of Section 138.4(9) of the Ontario Securities Act (collectively, forward-looking statements).  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered forward-looking statements.  A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements, including the parties’ ability to consummate the transaction; the conditions to the completion of the transaction, including the receipt of shareholder approval, court approval or the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the arrangement within the expected time-frames or at all and to successfully integrate Cognos’s operations into those of IBM; such integration may be more difficult, time-consuming or costly than expected; operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the transaction; the retention of certain key employees of Cognos may be difficult; IBM and Cognos are subject to intense competition and increased competition is expected in the future; fluctuations in foreign currencies could result in transaction losses and increased expenses; the volatility of the international marketplace; and the other factors described in IBM’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and in its most recent quarterly report filed with the SEC, and Cognos’s Annual Report on Form 10-K for the fiscal year ended February 28, 2007 and in its most recent quarterly report filed with the SEC.  IBM and Cognos assume no obligation to update the information in this communication, except as otherwise required by law.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Cognos by IBM. In connection with the proposed acquisition, Cognos intends to file relevant materials with the SEC, including Cognos’s proxy circular. SHAREHOLDERS OF COGNOS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING COGNOS’S PROXY CIRCULAR, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, http://www.sec.gov, and Cognos shareholders will receive information at an appropriate time on how to obtain transaction-related documents for free from Cognos. Such documents are not currently available.

Participants in Solicitation

IBM and its directors and executive officers, and Cognos and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Cognos common shares in respect of the proposed transaction. Information about the directors and executive officers of IBM is set forth in the proxy statement for IBM’s 2007 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2007. Information about the directors and executive officers of Cognos is set forth in the proxy statement for Cognos’s 2007 Annual and Special Meeting of Shareholders, which was filed with the SEC on May 24, 2007. Investors may obtain additional information regarding the interest of such participants by reading the proxy circular regarding the acquisition when it becomes available.